DATE:	September 10, 2009

TO:	Lisa Sellers
Jennifer Thompson
Division of Corporate Finance
United States Securities and Exchange Commission

FROM:	Faith Forbis
Chief Financial Officer
NowAuto Group, Inc.
2090 East University , Suite 112
Tempe, AZ 85281

RE:	Now Auto Group, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2008 Filed October 21, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008 Filed November 14, 2008
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008 Filed May 20, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed May 20, 2009
File No. 0-50709

Dear Ms. Sellers and Ms. Thompson,

On Tuesday afternoon, I received an email from our current auditor, Seale and Beers, withdrawing from our engagement citing a lack of resources. This event seriously impacts our ability to timely file our 2009 10k. My focus since then has been on retaining a new auditor. Therefore I am requesting an extension for our response to your latest comment letter. Considering the current situation, it is difficult for me to project an accurate response date, therefore I will keep you informed of our progress.

As discussed in our conversation, I suggest that the changes proposed as a restatement of the 2008 10k be reported in the 2009 10k. This means that we will not be required to have the 2007 10k statement re-audited. That time-saving measure will improve our ability to timely file the 2009 10k and thus get the information to shareholders much sooner.

Thank you for you consideration in this matter.

Faith Forbis
Chief Financial Officer